FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  July 29, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Section 198 Notice dated 29 July 2005





29 July 2005



                           British Energy Group plc

       UK COMPANIES ACT 1985 - SECTIONS 198-202 - British Energy Group plc
                               (the "Company")


In accordance with Section 198-202 of the UK Companies Act 1985, the Company has received notification from Deutsche Bank AG that on the basis that the relevant issued share capital of the Company is 566,342,332 ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in the shares amounting to 15.22%. The total interest is in 86,246,134 shares registered in the names and in the amounts as set out in the Schedule below.

Held as Principal                                No of Shares
Deutsche Bank AG London                            75,259,871
Deutsche Bank Securities Inc                          306,772

Held in Customer Portfolios
DWS Investment GmBH                                10,200,000
DWS Polska TFI SA                                      10,491
DWS SICAV                                             384,000
DWS Investments Italy SGR SpA                          85,000

TOTAL                                              86,246,134


On 20 July 2005, the Company disclosed that Deutsche Bank AG had a notifiable interest in 80,819,369 shares (14.41%), of which 70,509,878 were held as principal.






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: July 29, 2005                        BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations